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SE

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zelman Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Richmond Road Suite 340
(No. and Street)

Beachwood	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Wank (212) 993-5844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Wank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zelman Partners LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Principal Financial Officer

Title



Notary Public


NOTARIAL SEAL
STATE OF OHIO

KIMBERLY GRAY
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 1/12/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Zelman Partners, LLC

We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zelman Partners, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



Abington, Pennsylvania
February 25, 2016

ZELMAN PARTNERS, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$ 3,410,791
Commissions receivable	234,204
Accounts receivable	367,139
Prepaid expenses	31,774
Furniture and equipment – at cost - $212,695	
less accumulated depreciation and amortization of $212,695	0
	$ 4,043,908

Liabilities and Member's Equity

Liabilities	
Due to parent	$ 789,212
Total liabilities	789,212
Commitments, contingencies and guarantees	
Member's equity	3,254,696
Total liabilities and member's equity	$ 4,043,908

The accompanying notes are an integral part of this financial statement

1. Organization

Zelman Partners, LLC ("the Company") is a wholly owned subsidiary of Zelman Holdings, LLC, (the Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and twenty-nine states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority ("FINRA").

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Nature of Business – The Company and Zelman & Associates (Associates), an affiliated company through common ownership, are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory.

Cash – The Company includes as cash amounts invested in money market funds.

At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Receivables and Credit Policies - Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable greater than 30 days old.

Accounts receivable are uncollateralized customer obligations due from investment banking services and are due upon the terms of the contract.

The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2015, all commissions were considered collectible and no allowance was necessary.

Prepaid Expenses – At December 31, 2015, the Company has $29,604 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

2. Summary of Significant Accounting Policies (Continued)

Depreciation- Depreciation and amortization of property and equipment are provided by the use of the double declining balance method over the following estimated useful lives of the assets:

Office equipment	5 – 7 years

Income Taxes – The Company is a single member limited liability company and therefore, is a disregarded entity for the internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2015, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2012.

Commissions – Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 25, 2016, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Parties

The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company and Associates for the actual share of the expenses.

At December 31, 2015, the due to Parent liability of $789,212 related to expenses under the Agreement.

4. Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $2,559,016, which was $2,459,016 in excess of its required net capital of $100,000.

In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2015, the ratio was 0.31 to 1.

5. Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.